Exhibit 99.1

ASX, Nasdaq and Media Release

25 April 2024

Opthea to Present at the OIS Retina Innovation Summit at ARVO

Melbourne, Australia and Princeton, NJ, April 25, 2024 -- Opthea Limited (ASX/NASDAQ: OPT “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration, today announced that Dr. Frederic Guerard, Chief Executive Officer (CEO) of Opthea, will present the Company’s clinical-stage pipeline, as well as its innovation agenda, at the OIS Retina Innovation Summit prior to the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting on May 4, 2024 in Seattle, Washington.

OIS Retina Innovation Summit Details

Session	Innovation Showcase
Date:	Saturday, May 4, 2024
Time:	8:35 to 9:50 a.m. PDT
Presenter:	Frederic Guerard, PharmD, CEO

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration
(wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents. To learn more, visit our website and follow us on X and LinkedIn.

Authorized for release to ASX by Fred Guerard, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com